CUSIP No. M40868107           13D
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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 7)

                          ESC Medical Systems Ltd.
                              (Name of Issuer)

               Ordinary Shares, NIS 0.10 par value per share
                       (Title of Class of Securities)

                                 M40868107
                               (CUSIP Number)

                            Barnard J. Gottstein
                         Carr-Gottstein Properties
                      550 West 77th Avenue, Suite 1540
                          Anchorage, Alaska 99501
                               (907) 278-2277
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                                May 10, 1999
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                         /  /



                        Page 1 of 37 Pages



CUSIP No. M40868107           13D
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      This Amendment No. 7 (the "Amendment") amends and supplements the
Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, Amendment No. 2, dated March 9, 1999, Amendment No. 3, dated March 22, 1999, Amendment No. 4, dated March 24, 1999, Amendment No. 5, dated April 14, 1999, and Amendment No. 6, dated April 19, 1999 (the "Original Schedule 13D"), relating to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). Each of the Barnard J. Gottstein Revocable Trust, Barnard J. Gottstein, as trustee of the Barnard
J. Gottstein Revocable Trust, and Barnard J. Gottstein, as an individual (collectively, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

      On April 23, 1999, the Company filed a complaint in the United States District Court for the Southern District of New York (the "Court"), naming Arie Genger, Barnard J. Gottstein, Thomas G. Hardy, TPR Investments Associates, Inc., Trans-Resources, Inc., Haifa Chemicals Ltd., Haifa Chemicals Holdings, Inc. and Barnard J. Gottstein Revocable Trust as defendants (the "Defendants"). According to the complaint (a copy of which is attached hereto as Exhibit 11), the Company is seeking to enjoin violations of Section 13(d) of the Securities Exchange Act of 1934 ("Section 13(d)") and the rules and regulations of the Securities and Exchange Commission promulgated thereunder. In addition, the Company alleged a breach of fiduciary duty against Thomas G. Hardy in connection with the alleged violations of Section 13(d). The Company's claims are based upon Defendants' alleged failure to disclose accurately their intentions with respect to their holdings in the Company and failure to disclose promptly their alleged status as a group for purposes of
Section 13(d). The Company is seeking (a) to enjoin Defendants from (i) soliciting any proxy, consent or authorization with respect to the Company's securities, or counting or tabulating any such proxy, consent or authorization they may receive, (ii) acquiring or attempting to acquire any additional shares of the Company's stock and (iii) voting in person or by proxy any of the Company's securities; (b) the Court to declare that the Company is entitled to refuse to recognize any votes for members of its Board of Directors cast by or on behalf of Defendants, or solicited by Defendants; and (c) the Court to require Defendants to promptly and publicly file fully curative disclosure.

            In response to the Company's failure to convene an extraordinary general meeting in accordance with Section 109(a) of the Israel Companies Ordinance, pursuant to Section 110(a) of the Israel Companies Ordinance, on May 10, 1999, Messrs. Genger and Gottstein commenced mailing of a Notice of an Extraordinary General Meeting of shareholders of the Company to be convened on June 2, 1999, along with solicitation materials to ADP and to the Company's shareholders of record on May 10, 1999. The purposes for the Extraordinary General Meeting are set forth in the Notice of Extraordinary General Meeting, which is attached hereto as Exhibit 12 and which is incorporated by reference herein.

      Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

      Exhibit 11: Complaint

      Exhibit 12: Notice of Extraordinary General Meeting to be
                  Convened on June 2, 1999

      Exhibit 13: Open Letter to the Shareholders of the
                  Company, dated May 10, 1999, from Messrs.
                  Genger and Gottstein

      Exhibit 14: Form of Revocable Proxy/Instrument of
                  Appointment

      Exhibit 15: Proxy Information Statement




                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 1999


                                     /s/ Barnard J. Gottstein
                                    --------------------------------------
                                    Barnard J. Gottstein
                                    Individually and as Trustee of
                                    the Barnard J. Gottstein Revocable
                                    Trust


                                    BARNARD J. GOTTSTEIN REVOCABLE
                                    TRUST


                                     /s/ Barnard J. Gottstein
                                     -------------------------------------
                                     Barnard J. Gottstein
                                     Trustee





                               EXHIBIT INDEX



      Exhibit
      Number                        Title                       Page
        11          Complaint                                     6

        12          Notice of Extraordinary                      22
                    General Meeting to be Convened
                    on June 2, 1999
        13          Open Letter to the                           24
                    Shareholders of the Company,
                    dated May 10, 1999, from
                    Messrs. Genger and Gottstein
        14          Form of Revocable                            28
                    Proxy/Instrument of
                    Appointment
        15          Proxy Information Statement                  31